                                                                   EXHIBIT 99(a)

(DUSA(R) LOGO)

INNOVATION IN PHOTODYNAMIC THERAPY AND DERMATOLOGY

DUSA PHARMACEUTICALS, INC. (R)
FOR RELEASE AT 6:30 A.M.

                          DUSA PHARMACEUTICALS REPORTS
                    SECOND QUARTER 2006 CORPORATE HIGHLIGHTS
                              AND FINANCIAL RESULTS

                          REVENUES TOTAL $6.6 MILLION;
                        SALES FORCE INTEGRATION COMPLETED

WILMINGTON, MA - AUGUST 8, 2006 - DUSA Pharmaceuticals, Inc. (NASDAQ GM: DUSA) today reported financial results for the second quarter ended June 30, 2006. These results represent the first full quarter of integrated operations with Sirius Laboratories, Inc. following the merger. Revenue for the quarter was $6.6 million, compared to $2.2 million in the second quarter of 2005. Revenue for the six-months ended June 30, 2006 was $11.4 million, compared to $5.6 million in the comparable 2005 period. Revenue for the six-month period ended June 30, 2006 of $11.4 million matches DUSA's full year 2005 revenue.

During the quarter, DUSA sold 34,944 Kerastick(R) units, versus 20,172 units sold during Q2 2005. Year-to-date Kerastick sales totaled 67,878 units, as compared to 48,876 units sold in the comparable 2005 period. Q2 BLU-U(R) sales totaled 66, versus 69 units sold during Q2 2005. Year-to-date BLU-U sales totaled 158 units as compared to 212 units sold in the comparable 2005 period. At the end of the quarter there were 1,479 BLU-U units in the field, as compared to 1,117 as of June 30, 2005.

During DUSA's first full quarter selling the former Sirius Laboratories' products, sales of these products reached a total of $2.8 million, despite the negative impact of a generic challenge to Nicomide(R), the lead product. After suing the generic company for patent infringement in New Jersey, a preliminary injunction was granted, stopping further sales of the generic to or from wholesalers, and recalling the product from the wholesale distribution channel. In addition, the generic company's original lawsuit against DUSA and Sirius in Georgia was dismissed by that court. The generic company has also made a request for re-examination of the Nicomide patent at the U.S. Patent and Trademark Office. DUSA is not opposing that request. Re-examination, if it occurs, generally takes between 2-3 years. DUSA has filed a motion to stay the New Jersey litigation while the re-examination process takes place.

During the quarter, DUSA completed the sales force integration with Sirius, and hired seven new representatives to fill the remaining territories. Combined with the Company's sales management personnel and structure, the sales team now totals 40 people, including 34 representatives.

Stiefel Laboratories, Inc., the Company's Latin American partner, is actively working towards a Brazilian launch of Levulan(R), scheduled for the first quarter of next year. With DUSA's support, Stiefel completed the regulatory filing with the Brazilian regulatory authority during the second quarter. Additional launches are expected to follow in a number of other Latin American countries.

Progress was also made during the quarter on DUSA's planned Phase IIb clinical trial using Levulan PDT in acne. Subject to finalization of the protocol, the study is expected to begin during Q4 2006. Development of two new prescription products for the treatment of acne and rosacea from the Sirius pipeline also advanced, with the goal of having both products launched within the next 12-15 months.

The second quarter also included a number of additional highlights:

          - Favorable settlement in the lawsuit with New England Compounding Center related to the sale of compounded ALA for use in PDT

          - Completed licensing agreement with PhotoCure ASA allowing PhotoCure to market its products in the US and other territories covered by DUSA patents, in return for royalties and other consideration. DUSA received $1 million of pre-paid royalties following signing of the agreement

          - Kerastick revenues up 89% versus prior year quarter and 52% for the six month period versus prior year

          - Held first meeting of DUSA's newly expanded Medical Advisory Board which includes prominent industry thought leaders in the areas of acne, skin cancer and PDT

          - Two key peer-reviewed journal articles by independent researchers were published, highlighting the benefits of Levulan PDT in the treatment of acne, actinic keratosis and photodamage:

                    - Rivard, J and Ozog, D. Case Reports: Henry Ford Hospital Dermatology Experience with Levulan Kerastick and Blue Light Photodynamic Therapy. J Drugs Dermatol; 6: 556-561 (2006)

                    - Gold M, Bradshaw V, Boring M et al. Split-face comparison and photodynamic therapy with
                         5-aminolevulinic acid and intense pulsed light versus intense pulsed light alone for photodamage. Dermatol Surg; 32: 795-803 (2006).

          - Market data received through May 2006 reflected a 15% increase in Nicomide prescriptions versus the prior year

"We are extremely pleased with our sales and financial results for the second quarter" said Bob Doman, DUSA President and COO. "Besides another strong quarter of Levulan sales, we were very pleased with the growth in prescriptions written for Nicomide, Sirius' lead product, during the first five months of the year. We also completed the realignment of our sales force in April, and made significant progress with the integration of the Sirius acquisition across all functional areas during the quarter."

FINANCIAL HIGHLIGHTS:

For the three-month period ended June 30, 2006, DUSA's net loss in accordance with generally accepted accounting principles (GAAP) was ($4,654,000), or ($0.24) per common share, compared to a net loss of ($4,826,000), or ($0.29) per share for the comparable 2005 period. The non-GAAP net loss three-month period ended June 30, 2006 was ($3,565,000) or ($0.18) per common share (refer to the "Use of Non-GAAP Financial Measures" section and accompanying financial tables for a reconciliation of GAAP to non-GAAP information).

Revenues for the three and six-month periods ended June 30, 2006 were $6,619,000 and $11,370,000, respectively, as compared to $2,228,000 and $5,597,000, respectively for the comparable 2005 periods, and were comprised of the following:

                                               Three-months ended June 30   Six-months Ended June 30
                                               --------------------------   ------------------------
                                                    2006         2005          2006          2005
                                                 ----------   ----------    -----------   ----------
PDT Drug & Device Product Revenues
   Kerastick Product Revenues
      United States                              $2,912,000   $1,510,000    $ 5,722,000   $3,759,000
      Canada                                        420,000      256,000        763,000      517,000
                                                 ----------   ----------    -----------   ----------
         Subtotal Kerastick Product Revenues      3,332,000    1,766,000      6,485,000    4,276,000
   BLU-U Product Revenues
      United States                                 451,000      340,000      1,117,000    1,026,000
      Canada                                         59,000      122,000         92,000      295,000
                                                 ----------   ----------    -----------   ----------
         Subtotal BLU-U Product Revenues            510,000      462,000      1,209,000    1,321,000
                                                 ----------   ----------    -----------   ----------
Total PDT Drug & Device Product Revenues          3,842,000    2,228,000      7,694,000    5,597,000
                                                 ----------   ----------    -----------   ----------
Total Non-PDT Drug Product Revenues               2,777,000           --      3,676,000           --
                                                 ----------   ----------    -----------   ----------
      TOTAL PRODUCT REVENUES                     $6,619,000   $2,228,000    $11,370,000   $5,597,000
                                                 ==========   ==========    ===========   ==========

The increase in 2006 Kerastick revenues for the three-month period ended June 30, 2006 in comparison to the comparable 2005 period was driven by a number of factors, including: increased sales volumes, an increase in our average unit selling price, a reduction in our overall sales volume discount programs, and increased levels of direct distribution to customers. Effective January 1, 2006, DUSA became the sole U.S. distributor of the Kerastick. Our average net selling price for the Kerastick increased to $95.55 on a year-to-date basis in 2006 from $87.48 for the comparable 2005 period. The increase in 2006 BLU-U revenue was driven by an increase in our average selling price. There were 66 units sold during the second quarter of 2006 versus 69 units in the comparable 2005 period. Our average selling price increased to $7,478 on a year-to-date basis in 2006 from $6,187 for the comparable 2005 period. Non-PDT Drug Product revenues represent the revenues generated by the products acquired as part of our merger with Sirius. The substantial majority of this revenue is attributable to sales of Nicomide.

Total product margins for the three-month period ended June 30, 2006 were $3,624,000 or 55% as compared to $785,000 or 34% for the comparable 2005 period. For the three-month period ended June 30, 2006, total PDT Drug and Device Product margins were $2,622,000 or 68%, versus $785,000, or 34%, for the comparable 2005 period. The incremental margin was driven by positive margin gains on both the Kerastick and BLU-U.

Kerastick gross margins for the three-month period ended June 30, 2006 were 77% versus 52% for the comparable 2005 period. BLU-U margins for the three-month period ended June 30, 2006 were 9%, versus (35%) for the comparable 2005 period. Similar to the increase in revenues, the increase in margin is mainly attributable to an increase in our average unit selling prices, increased levels of direct distribution to customers; as well as a reduction in our overall sales volume discount programs.

Non-PDT Drug Product margins reflect the margin generated by the products acquired as part of our March 10, 2006 acquisition of Sirius. Total margin for the three-month period ended June 30, 2006 was $1,002,000 or 36%. It should be noted that Non-PDT Drug Product margins were negatively impacted by the recording of intangible asset amortization and the fair value adjustment to inventory, both related to the Sirius merger. We expect the fair value purchase accounting adjustment to continue to affect gross margins for the third quarter of 2006; and beyond that we expect gross margins on Non-PDT Drug Products to be in the 80% to 90% range, before considering the amortization expense related to core/developed technologies acquired in the merger.

Total operating costs for the three-month period ended June 30, 2006 were $8,458,000 as compared to $5,936,000 in 2005. Research and developments costs decreased to $1,527,000 for the three-month period ended June 30, 2006 from $1,799,000 in the comparable 2005 period due to decreased spending on clinical trials as we completed both our Phase II acne study and our interim analysis study on photo-damaged skin in the first quarter of 2006. Marketing and sales costs increased to $3,177,000 from $2,296,000 in the comparable 2005 period due primarily to increased headcount resulting from the Sirius acquisition, as well as the addition of executive sales management during the three-month period ended June 30, 2006. General and administrative costs increased to $3,754,000 from $1,841,000 due principally to increased legal spending, a $475,000 non-cash stock-based compensation charge in accordance with SFAS 123R and incremental costs associated with the acquisition of Sirius. The legal expenses include -$1M related to matters surrounding the generic challenge to Nicomide.

As of June 30, 2006, total cash, cash equivalents, and United States government securities including long-term instruments, were $20,354,000, compared to $34,935,000 at December 31, 2005. The decrease is primarily attributable to cash expended on the Sirius acquisition; as well as the funding of our operational expenses. Net intangible assets and goodwill acquired as part of the Sirius merger totaled $16,621,000 and $5,773,000 respectively as of June 30, 2006.

DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                               June 30,    December 31,
                                                 2006          2005
                                             -----------   ------------
ASSETS
Current Assets
   Cash and cash equivalents                 $ 5,615,118    $ 4,210,675
   Marketable securities                      14,584,968     30,579,486
   Accounts receivable                         2,062,456        373,130
   Inventory                                   2,909,201      1,860,793
   Other current assets                        1,600,164      1,961,617
                                             -----------    -----------
      Total current assets                    26,771,907     38,985,701
   Restricted cash                               154,286        144,541
   Property, plant and equipment               2,857,456      2,971,869
   Intangible assets                          16,620,652             --
   Goodwill                                    5,772,505             --
   Deferred charges and other assets             889,704        228,520
                                             -----------    -----------
TOTAL ASSETS                                 $53,066,510    $42,330,631
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable and accrued expenses     $ 4,874,530    $ 4,002,050
   Deferred revenue                            1,066,700         94,283
                                             -----------    -----------
      Total current liabilities                5,941,230      4,096,333
   Other liabilities                             205,785        205,570
                                             -----------    -----------
TOTAL LIABILITIES                              6,147,015      4,301,903
TOTAL SHAREHOLDERS' EQUITY                    46,919,494     38,028,728
                                             -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $53,066,510    $42,330,631

DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                                              Three-months ended June 30    Six-months Ended June 30
                                              --------------------------   -------------------------
                                                  2006          2005           2006          2005
                                              -----------   -----------    -----------   -----------
Product Revenues                              $ 6,619,109   $ 2,228,116    $11,369,630   $ 5,596,730
Cost of Product Revenues and Royalties          2,995,163     1,470,528      4,785,922     3,474,156
                                              -----------   -----------    -----------   -----------
   Gross Margin                                 3,623,947       757,588      6,583,708     2,122,574
Operating Costs
   Research and Development                     1,527,523     1,799,149      3,038,254     3,394,866
   In-process research and development                 --            --      1,600,000            --
   Marketing and Sales                          3,176,523     2,295,914      5,867,207     5,081,316
   General and Administrative                   3,753,796     1,841,239      5,824,087     3,523,718
                                              -----------   -----------    -----------   -----------
Total Operating Costs                           8,457,842     5,936,302     16,329,548    11,999,900
                                              -----------   -----------    -----------   -----------
Loss from Operations                           (4,833,896)   (5,178,714)    (9,745,840)   (9,877,326)
                                              -----------   -----------    -----------   -----------
Other Income
   Other Income, net                              179,942       352,596        451,578       719,593
                                              -----------   -----------    -----------   -----------
Net Loss                                      $(4,653,954)  $(4,826,118)   $(9,294,262)  $(9,157,733)
                                              ===========   ===========    ===========   ===========
Basic and Diluted Net Loss per Common Share   $     (0.24)  $     (0.29)   $     (0.50)  $     (0.54)
                                              ===========   ===========    ===========   ===========
Weighted Average Number of Common Shares       19,448,824    16,921,318     18,544,084    16,914,870
                                              ===========   ===========    ===========   ===========

USE OF NON-GAAP FINANCIAL MEASURES

In addition to reporting financial results in accordance with GAAP, we have provided in the table below non-GAAP financial measures adjusted to exclude share-based compensation expense, amortization of intangible assets and an in-process research and development charge related to our merger with Sirius in the first quarter of 2006. We believe this presentation is useful to help investors better understand our financial performance this quarter, competitive position and prospects for the future. We use the modified prospective method to report compensation charges associated with the expensing of stock options. Results for prior periods have not been adjusted to reflect non-GAAP financial performance. Management believes these non-GAAP financial measures assist in providing a more complete understanding of our underlying operational results and trends and in allowing for a more comparable presentation of results in the reported period to those in prior periods that did not include SFAS 123(R) stock based compensation. Management uses these measures along with their corresponding GAAP financial measures to help manage our business and to help evaluate our performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures we use may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies. Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

                                                         For the three- months ended June 30, 2006
                                              ---------------------------------------------------------------
                                                                              Non-cash charges
                                                               SFAS 123R     resulting from the
                                                  GAAP      Adjustment (a)   purchase of Sirius     Non-GAAP
                                              -----------   --------------   ------------------   -----------
Product Revenues                              $ 6,619,109                                         $ 6,619,109
Cost of Product Revenues and Royalties          2,995,163     $(17,386)         $(437,309)(b)       2,540,468
                                              -----------     --------          ---------         -----------
   Gross Margin                                 3,623,947       17,386            437,309           4,078,642
Operating Costs
Research and Development                        1,527,523      (81,397)                             1,446,126
Marketing and Sales                             3,176,523      (78,330)                             3,098,193
General and Administrative                      3,753,796     (474,755)                             3,279,041
                                              -----------     --------                            -----------
Total Operating Costs                           8,457,842     (634,482)                             7,823,360
                                              -----------     --------          ---------         -----------
Loss from Operations                          $(4,833,896)    $651,868          $ 437,309         $(3,744,719)
                                              -----------     --------          ---------         -----------
   Other Income
Other Income, net                                 179,942                                             179,942
                                              -----------     --------          ---------         -----------
   Net Loss                                   $(4,653,954)    $651,868          $ 437,309         $(3,564,777)
                                              ===========                                         ===========
Basic and Diluted Net Loss per Common Share
                                                   $(0.24)                                        $     (0.18)
                                              ===========                                         ===========
Weighted Average Number of Common Shares
   Outstanding, Basic and Diluted              19,448,824                                          19,448,824
                                              ===========                                         ===========

(a) Share based compensation expense resulting from the adoption of SFAS 123R on January 1, 2006

(b) Amortization of intangible assets for the three-month period ended June 30, 2006

                                                          For the six- months ended June 30, 2006
                                              ---------------------------------------------------------------
                                                                              Non-cash charges
                                                               SFAS 123R     resulting from the
                                                  GAAP      Adjustment (a)   purchase of Sirius     Non-GAAP
                                              -----------   --------------   ------------------   -----------
Product Revenues                              $11,369,630                                         $11,369,630
Cost of Product Revenues and Royalties          4,785,922     $ (36,449)       $  (539,348)(b)      4,210,125
                                              -----------     ---------        -----------        -----------
   Gross Margin                                 6,583,708        36,449            539,348          7,159,505
Operating Costs
Research and Development                        3,038,254      (162,401)                            2,875,853
In-process Research and Development             1,600,000                       (1,600,000)(c)             --
MARKETING AND SALES                             5,867,207      (147,172)                            5,720,035
GENERAL AND ADMINISTRATIVE                      5,824,087      (624,042)                            5,200,045
                                              -----------     ---------        -----------        -----------
Total Operating Costs                         (16,329,548)     (933,615)        (1,600,000)        13,795,933
                                              -----------     ---------        -----------        -----------
Loss from Operations                          $(9,745,840)    $ 970,064          2,139,348        $ (6,636428)
                                              -----------     ---------        -----------        -----------
   Other Income
Other Income, net                                 451,578                                             451,578
                                              -----------     ---------        -----------        -----------
   Net Loss                                   $(9,294,262)    $ 970,064        $ 2,139,348        $(6,184,850)
                                              ===========                                         ===========
Basic and Diluted Net Loss per Common Share   $     (0.50)                                        $     (0.33)
                                              ===========                                         ===========
Weighted Average Number of Common Shares
   Outstanding, Basic and Diluted              18,544,084                                          18,544,084
                                              ===========                                         ===========

(a) Share based compensation expense resulting from the adoption of SFAS 123R on January 1, 2006

(b) Amortization of intangible assets from date of acquisition (March 10, 2006) through June 30, 2006

(c)  In-process research and development, one-time charge

DUSA Pharmaceuticals, Inc. is an integrated dermatology specialty pharmaceutical company focused primarily on the development and marketing of its Levulan(R) Photodynamic Therapy (PDT) technology platform, and complementary dermatology products. Levulan PDT is currently approved for the treatment of pre-cancerous actinic keratoses, and is being developed for the treatment of acne and photodamage. DUSA's other dermatology products include Nicomide(R), and the AVAR(R) line, resulting from its recent acquisition of Sirius Laboratories, Inc. These products target patients with acne and rosacea. DUSA is also developing certain internal indications of Levulan PDT. DUSA is based in Wilmington, MA. Please visit our website at www.dusapharma.com.

Except for historical information, this news release contains certain forward-looking statements that involve known and unknown risk and uncertainties, which may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the statements made. These forward-looking statements relate to intentions and beliefs regarding the patent reexamination process, expectations regarding launches of product in Latin America and regarding the commencement of the acne study, anticipated launches of Sirius pipeline products, expectation for market entry of products by PhotoCure, expectations regarding affects of purchase accounting adjustments and range of gross margin on Non-PDT Drug Products, and beliefs regarding non-GAAP presentations. Furthermore, the factors that may cause differing results include the uncertainties of litigation and the patent reexamination process, the regulatory approval process and drug/device development, third-party marketing decisions, sufficient funding, maintenance of DUSA's patent portfolio and other risks identified in DUSA's SEC filings from time to time.

For further information contact:
D. GEOFFREY SHULMAN, MD, Chairman & CEO - 416.363.5059
ROBERT F. DOMAN, President & COO - 978.909.2216
SHARI LOVELL, Director, Shareholder Services - 416.363.5059